UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2021

Future Acres, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number:         024-11432

Delaware	82-3666225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1438 9th Street Santa Monica, CA	90401
(Address of principal executive offices)	(Zip Code)

310-310-2410
Registrant’s telephone number, including area code

Series Seed Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

SEMI-ANNUAL REPORT DATED SEPTEMBER 30, 2021

FUTURE ACRES, INC.

1438 9th STREET

SANTA MONICA, CA 90401

WWW.FUTUREACRES.CO

In this Semi-Annual Report, the terms “Future Acres, Inc..”, “Future Acres”, “we”, “us”, “our”, or the “Company” mean Future Acres, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Operating Results

Through June 30, 2021, the company was still in an early stage of development and had not yet generated revenue. The Company continues to focus its efforts on product development as it moves towards field testing its first prototypes by the end of 2021.

In the six months ended June 30, 2021, we increased our expenses to $443,279. This period reflects increased expenses driven primarily by research and development focused on delivering a robust protype for our pilot programs, as well as marketing, fundraising, and administrative expenses. Labor costs from full time and part time employees also increased as we continued to ramp up development efforts.

For the period ended June 30, 2020, our costs totaled $90,573. These costs and expenses consisted of salaries from employees and contractors related to engineering, research and development, business development, marketing, and fundraising, as well as a net interest expense.

Since the end of the period covered by our financial statements, we expect to have increases in our legal and professional, research and development, marketing, and administrative expenses.

The Company has not yet recognized any revenue, and, given the net losses discussed above as of June 30, 2021, had an accumulated deficit of $1,647,902 and has a working capital deficit of $883,130. We will continue our fundraising efforts in order to implement our operational plan, in partnership with Wavemaker Labs, which will allow us to start production and deliver product on our two letters of intent with our commercial partners.

Liquidity and Capital Resources – For the Six Months Ending June 30, 2021

As of December 31, 2020, the Company’s Cash and Cash Equivalents balance was $51.

As of June 30th, 2021, the company’s Cash and Cash Equivalents balance was $29,480.

•	In 2020, the Company loaned Future Labs VI, Inc. $7,000 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

•	In 2019 and 2020, Future VC, LLC loaned the company a total of $200,245 at a 3% compounded interest rate. This loan is due to be repaid in 2022.

As of June 30th, 2021, we have not finalized all closed capital from our Series Seed fundraising efforts. However, as of the date of this report, the Company had issued 381,682 shares of Series Seed Preferred Stock for gross proceeds of $633,592 from its Regulation A+ financing round offered through SI Securities, LLC in 2021. The current Series Seed fundraising round has a maximum raise of $3,000,000.

In 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company has incurred $500,092 of fees under this agreement. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. While we intend to repay all or a portion of this amount from proceeds of the offering, the Company has received assurances that Wavemaker Labs will not take action related to any amount due in default and will instead allow any outstanding liability to continue accruing at a rate of 2% per month.

The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

Trend Information

The Company began ramping up research and development of its prototype in 2019, and by July 2019, had a working version of its prototype. The Company has continued to develop its prototype and expects to deliver the first batch of farm robots for early-stage pilot programs with its two customers towards the end of 2021. Prior to that delivery, we anticipate increased expenses associated with engineering, research and development, business development, marketing, and fundraising. Any delays in the development process could have an effect on the Company’s ability to meet deadlines associated with our pilot programs. These delays could be the result of inadequate financing and capital, lack of manufacturing resources, or unforeseen delays in the development process. Additionally, because the letters of intent signed by our pilot partners are non-binding, these two customers may not end up purchasing equipment from Future Acres, which could result in delaying when the Company starts making revenue.

Although many businesses are financially impacted by COVID-19, we believe our product will see an increase in demand due to the touchless nature of the product. However, the effects of COVID-19 remain uncertain for the foreseeable future.

INDEX TO EXHIBITS

2.1 Amended and Restated Certificate of Incorporation (1)

2.2 Amended and Restated Bylaws (2)

3.1 Form of Stock Incentive Plan Stock Option Agreement (3)

4.1 Form of Subscription agreement (4)

6.1 Convertible Note Purchase Agreement between Future Labs III, Inc. and Philosophie Group, Inc. (5)

6.2 Loan Agreement between Future Labs III, Inc. and Wavemaker Partners V LP (6)

6.3 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. dated February 7, 2019 (7)

6.4 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. dated May 22, 2019 (8)

6.5 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. August 6, 2019 (9)

6.6 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. August 6, 2019 (10)

6.7 Secured Promissory Note between Future Labs III, Inc. and Future VC, Inc. August 22, 2019 (11)

8.1 Form of Escrow agreement with Bryn Mawr Trust Company (12)

11.1 Consent of Independent Auditor (13)

11.2 Consent of Wavemaker Labs (14)

12.1 Opinion of counsel as to the legality of the securities (15)

13.1 Testing the Water Materials (16)

(1) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(2) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(3) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(4) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(5) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(6) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(7) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(8) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(9) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(10) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(11) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(12) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(13) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(14) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(15) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

(16) Filed as an exhibit to the Future Acres, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11432) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Acres, Inc.

By	/s/ Suma Reddy
Suma Reddy, Chief Executive Officer
Future Acres, Inc.
Date: September 28, 2021

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Suma Reddy
Suma Reddy, Chief Executive Officer
Future Acres, Inc.
Date: September 28, 2021

By	/s/ James Jordan
James Jordan, Principal Financial Officer, Principal Accounting Officer, Director
Future Acres, Inc.
Date: September 28, 2021

FUTURE ACRES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2021

FUTURE ACRES, INC.

BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$29,480	$51
Loan receivable, related party	7,000	49,070
Interest receivable, related party	272	1,357
Total assets	$36,752	$50,478

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$533,524	$354,154
Accounts payable	876	29,644
Loan payable, related party	200,245	275,992
Interest payable	18,037	17,885
Convertible promissory note	167,200	167,200
Total liabilities	919,882	844,875

Commitments and contingencies (Note 10)

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 275,767 and 0 shares issued and outstanding as of June 30, 2021 (unaudited) and December 31, 2020, respectively	30	-
Class F stock, $0.0001 par value, 3,000,000 shares authorized, no shares issued or outstanding as of both June 30, 2021 (unaudited) and December 31, 2020	-	-
Common stock, $0.0001 par value, 10,000,000 shares authorized, 3,000,000 shares issued and outstanding as of both June 30, 2021 (unaudited) and December 31, 2020	300	300
Additional paid-in capital	764,442	409,926
Accumulated deficit	(1,647,902)	(1,204,623)
Total stockholders' equity (deficit)	(883,130)	(794,397)
Total liabilities and stockholders' equity (deficit)	$36,752	$50,478

See accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF OPERATIONS

	Six Months Ended,
	June 30,
	2021	2020
	(unaudited)
Net revenue	-	$-
Cost of net revenue	-	-
Gross profit	-	-

Operating expenses:
Research and development	385,560	10,254
Sales and marketing	36,385	-
General and administrative	18,109	71,965
Total operating expenses	440,054	82,219

Loss from operations	(440,054)	(82,219)

Other income (expense):
Interest income	8,595	679
Interest expense	(11,820)	(9,033)
Total other income (expense), net	(3,225)	(8,354)

Provision for income taxes	-	-
Net loss	$(443,279)	$(90,573)

Weighted average common shares outstanding - basic and diluted	3,000,000	3,000,000
Net loss per common share - basic and diluted	$(0.15)	$(0.03)

See accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICT)

									Total
	Series Seed						Additional		Stockholders'
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances at December 31, 2019	-	$-	-	$-	3,000,000	$300	$362,118	$(715,729)	$(353,311)
Stock-based compensation expense	-	-	-	-	-	-	19,652	-	19,652
Net loss	-	-	-	-	-	-	-	(90,573)	(90,573)
Balances at June 30, 2020 (unaudited)	-	$-	-	$-	3,000,000	$300	$381,770	$(806,302)	$(424,232)

Balances at December 31, 2020	-	$-	-	$-	3,000,000	$300	$409,926	$(1,204,623)	$(794,397)
Issuance of preferred stock, net of issuance costs	301,384	30	-	-	-	-	457,743	-	457,773
Offering costs	-	-	-	-	-	-	(126,098)	-	(126,098)
Stock-based compensation expense	-	-	-	-	-	-	22,871	-	22,871
Net loss	-	-	-	-	-	-	-	(443,279)	(443,279)
Balances at June 30, 2021 (unaudited)	301,384	$30	-	$-	3,000,000	$300	$764,442	$(1,647,902)	$(883,130)

See accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

STATEMENTS OF CASH FLOWS

	Six Months Ended,
	June 30,
	2021	2020
	(unaudited)
Cash flows from operating activities:
Net loss	$(443,279)	$(90,573)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	22,871	19,652
Changes in operating assets and liabilities:
Interest receivable, related party	1,085	(679)
Accounts payable, related party	93,073	6,249
Accounts payable	(28,768)	14,372
Interest payable	152	(4,754)
Net cash used in operating activities	(354,866)	(55,732)
Cash flows from investing activities:
Issuance of loans to related parties	-	(21,850)
Repayments on loans to related parties	8,620	-
Net cash provided by (used in) investing activities	8,620	(21,850)
Cash flows from financing activities:
Proceeds from related party loans	44,000	75,855
Issuance of preferred stock, net of issuance costs	457,773	-
Offering costs	(126,098)	(3,049)
Net cash provided by financing activities	375,675	72,806
Net change in cash and cash equivalents	29,429	(4,776)
Cash and cash equivalents at beginning of period	51	5,466
Cash and cash equivalents at end of period	$29,480	$690

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash financing activities:
Conversion of related party notes into accounts payable	$86,297	$-

See accompanying notes, which are an integral part of these financial statements.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Acres, Inc. (the “Company”) is a corporation formed on December 4, 2017 under the laws of Delaware as Future Labs III, Inc. On October 26, 2020, the Company changed its name to Future Acres, Inc. The Company was formed to sell autonomous farming robots. The Company is headquartered in Santa Monica, California.

As of June 30, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, product development efforts, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, net losses of $443,279 and $90,573 for the six months ended June 30, 2021 and 2020, respectively, has incurred negative cash flows from operations for the six months ended June 30, 2021 and 2020, and has not yet recognized any revenue. As of June 30, 2021, the Company had an accumulated deficit of $1,647,902 and has a working capital deficit of $883,130. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Unaudited Interim Financial Information

The accompanying balance sheet as of June 30, 2021 and the statements of operations, stockholders’ equity and cash flows for the six months ended June 30, 2021 and 2020 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2021 and the results of its operations and its cash flows for the six months ended June 30, 2021 and 2020. The financial data and other information disclosed in these notes related to the six months ended June 30, 2021 and 2020 are also unaudited. The results for the six months ended June 30, 2021 are not necessarily indicative of results to be expected for the year ending December 31, 2021, any other interim periods, or any future year or period.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2021 and December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. During the six months ended June 30, 2021, the Company incurred $126,098 in offering costs that were charged to additional paid-in capital.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2021 and 2020 are as follows:

	Six Months Ended,
	June 30,
	2021	2020
	(unaudited)
Convertible promissory note*	98,678	81,824
Convertible preferred stock	301,384	-
Options to purchase common stock	536,139	466,501
Warrants	354,484	354,484
Total potentially dilutive shares	1,290,685	902,809

*Convertible notes' potential shares are calculated based on principal and accrued interest, the valuation cap and the Company's fully diluted capitalization as of June 31, 2021 and 2020. See Note 6 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company has is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

In August 2020, the FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on its consolidated financial position, results of operations and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

4.	LOAN RECEIVABLE, RELATED PARTY

The following is a summary of related party loan payables by entity as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020
	(unaudited)
Future Labs V, Inc.	$-	$41,620
Future Labs VI, Inc.	7,000	7,000
Future Labs VII, Inc.	-	450
	$7,000	$49,070

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. Refer to Note 5.

During the six months ended June 30, 2021, the Company received repayments of $8,620 from related party notes. During the six months ended June 30, 2021, the Company issued an aggregate of $21,850 in related party notes.

During the six months ended June 30, 2021 and 2020, the Company recognized interest income of $11,820 and $9,033, respectively, all of which remains unpaid as of June 30, 2021.

5.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables by entity as of June 30, 2021 and December 31, 2020:

	Outstanding Balance as of
	June 30,	December 31,
Name	2021	2020
	(unaudited)
Future VC, Inc.	$200,245	$190,245
Future Labs V, Inc.	-	34,151
Future Labs VII, Inc.	-	51,596
	$200,245	$275,992

During 2021, the Company netted certain note receivables and payables with the corresponding related party entities. Refer to Note 4.

During the six months ended June 30, 2021 and 2020, the Company received an aggregate of $44,000 and $75,755, respectively, in related party notes.

During the six months ended June 30, 2021 and 2020, the Company incurred interest expense of $8,595 and $679, respectively. All notes bear interest at 3% per annum and mature in 2021.

For all notes, upon the occurrence of a change in control of the noteholder, all outstanding indebtedness under these notes will become immediately due and payable upon the closing of the acquisition.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

6.	CONVERTIBLE PROMISSORY NOTE

In March and July 2019, the Company issued two convertible promissory notes (the “Notes”) to a third party in exchange for prototyping services performed for an aggregate principal amount of $167,200. The amount was included in research and development expenses in the statements of operations for the year ended December 31, 2019. The Notes are subject to automatic conversion upon a qualified preferred stock financing in excess of $500,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price equal to the lesser of (i) 80% of the price paid per share for such shares, or (ii) the price (the “valuation cap”) equal to the quotient of $8,000,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company’s shares reserved for future issuance under the Company’s equity incentive plans). Upon a sale of the Company, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the Notes into shares of common stock at a price equal to 80% of the price paid per share in the sale of the Company.

The Notes have a 2-year term, with the first tranche of $105,600 maturing in March 2021 and the second tranche of $61,600 maturing in July 2021. The notes bear interest at 3% per annum. During the six months ended June 30, 2021, the Company incurred interext expense of $2,531, which remains unpaid as of June 30, 2021.

7.	STOCKHOLDERS’ EQUITY (DEFICIT)

In March 2021, the Company amended its Certificate of Incorporation to issue three classes of stock: preferred stock, Class F stock and common stock. The Company is authorized to issue 5,000,000 shares of preferred stock, of which 1,940,486 shares are designated as Series Seed preferred stock and 750,000 shares are designated as Series Seed preferred shadow stock. The Company is authorized to issue 3,000,000 shares of Class F stock and 10,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The Preferred stock and Class F stock are convertible into shares of common stock. The Class F stock is also convertible into shares of preferred stock.

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of preferred stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

The holders of preferred Stock and common stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of preferred stock shall be entitled to a liquidation preference prior to common stockholders.

Redemption

No class of stock shall have any redemption rights.

Stock Transactions

In 2021, the Company initiation a Regulation A offering and issued an aggregate of 301,384 shares of Series Seed preferred stock for gross proceeds of $500,297, or $1.66 per share.

As of both June 30, 2021 and December 31, 2020, the Company had 3,000,000 shares of common stock issued and outstanding.

8.	STOCK-BASED COMPENSATION

Future Labs V, Inc 2019 Stock Plan

The Company has adopted the Future Labs III, Inc. 2019 Stock Plan (“2019 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2019 Plan was 740,909 shares as of June 30, 2021. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2019 Plan’s inception. As of June 30, 2021, there were 204,770 shares available for grant under the 2019 Plan. Stock options granted under the 2019 Plan typically vest over a four-year period on a monthly basis.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

A summary of information related to stock options for the six months ended June 30, 2021 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2020	516,746	$0.50	$-
Granted	19,393	0.50
Exercised	-	-
Forfeited	-	-
Outstanding as of June 30, 2021 (unaudited)	536,139	$0.50	$-

Exercisable as of June 30, 2021 (unaudited)	359,682	$0.50

The fair value of common stock for options granted during the six months ended June 30, 2021 was $0.50 per share. As of June 30, 2021, the weighted average duration to expiration of outstanding options was 8.5 years.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Six Months Ended,
	June 30,
	2021	2020
	(unaudited)
Risk-free interest rate	1.08%	n/a
Expected term (in years)	6.08	n/a
Expected volatility	44.43%	n/a
Expected dividend yield	0%	n/a
Fair value per stock option	$0.22	n/a

Stock-based compensation expense for stock options of $13,103 and $9,884 was recognized under FASB ASC 718 for the six months ended June 30, 2021 and 2020, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $104,409 as of June 30, 2021, which will be recognized over a weighted average period of 1.5 years.

Warrants

In October and November 2019, the Company granted warrants to purchase an aggregate of 354,484 shares of common stock with an exercise price of $0.50 per share to two consultants as consideration for services. The grant-date fair value was $0.22 per share, or an aggregate fair value of $77,986. The warrants vest over a 48-month period with a 1-year cliff. As of June 30, 2021, 121,857 warrants were exercisable. Stock-based compensation expense of $9,768 was recognized under ASC 718 for both the six months ended June 30, 2021 and 2020.

FUTURE ACRES, INC.

NOTES TO FINANCIAL STATEMENTS

Classification

Stock-based compensation expense for stock options and warrants was classified in the statements of operations as follows:

	Six Months Ended,
	June 30,
	2021	2020
	(unaudited)
General and administrative expenses	$11,305	$8,985
Research and development expenses	11,566	10,667
	$22,871	$19,652

9.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 and 5 for detail on the Company’s loan receivable and loan payable with related parties.

As of June 30, 2021 and December 31, 2020, the Company had $533,524 and $354,154, respectively, in accounts payable with related parties under common control.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2021, the Company has incurred $500,092 of fees under this agreement, including $334,948 in services payable in cash and $165,144 for which the Company intends to satisfy through the issuance of warrants in the second half of 2021. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs.

During the six months ended June 30, 2021, the Company incurred $373,995 in research developments with the related party noted above.

10.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

Through the issuance date, the Company has raised an aggregate of $1,013,000 in gross proceeds pursuant to its Regulation A+ offering of Series Seed preferred stock.

In August 2021, all 3,000,000 shares of common stock outstanding were converted into 3,000,000 shares of Class F Stock.

Management has evaluated subsequent events through September 20, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.